Exhibit 99.1

BRP INC.

NOTICE OF 2020 ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the “Meeting”) of the holders of subordinate voting shares (the “Subordinate Voting Shares”) and multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”) of BRP Inc. (the “Company”) will be held at 11:00 a.m. (Eastern time) on May 28, 2020, at BRP’s Valcourt Product Development Centre located at 841 Cartier Street, Valcourt, Québec, J0E 2L0, and via live webcast and conference call, to consider and take action on the following matters:

(1)

to receive the consolidated financial statements of the Company for the fiscal year ended January 31, 2020, together with the notes thereto and the Report of Independent Registered Public Accounting Firm thereon (see page 17 of the management proxy circular dated April 28, 2020 (the “Circular”));

(2)	to elect the twelve (12) directors named in the Circular who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 17 of the Circular);

(3)	to appoint the auditor of the Company (see page 32 of the Circular);

(4)	to consider an advisory non-binding resolution on the Company’s approach to executive compensation, as more particularly described in the Circular (see page 33 of the Circular); and

(5)	to transact such other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

Recognizing the widespread cancellation of public events for the protection of individuals and public safety in the face of the ongoing COVID-19 pandemic, the Company will limit physical attendance at the Meeting to the fullest extent possible and, as such, will only admit registered shareholders and validly appointed proxyholders at the Meeting location. The Company will not admit any non-registered shareholders (other than non-registered shareholders which have validly appointed themselves as proxyholders), or any guests, observers, representatives of the media or other persons. In addition, only those directors or officers of the Company who are required for the proper conduct of the Meeting will be present at the Meeting location. Depending on how the current situation evolves over the upcoming weeks, the Company may also be required to refuse entry to the Meeting location to all shareholders if deemed necessary or appropriate in the circumstances, including taking into account any then applicable recommendations, guidelines, decrees or orders from governmental or public authorities.

Given these exceptional circumstances, and although the effects of COVID-19 may stabilize and governmental and public authorities may ease restrictions in the upcoming weeks, shareholders are encouraged to vote in advance of the Meeting, and to limit their physical presence or the physical presence of any proxyholder at the Meeting to the fullest extent possible.

In all circumstances, shareholders will be able to attend the Meeting remotely via live webcast and conference call at 11:00 a.m. (Eastern Time) on May 28, 2020, by following the instructions below. Please note that shareholders will not be able to vote or speak at the Meeting via the live webcast or conference call. However, registered shareholders and validly appointed proxyholders will be entitled to submit questions electronically to the Company in advance of and during the Meeting through the platform available at https://www.icastpro.ca/ebrp200528 (Password brp200528), which questions will, subject to certain verifications by the Company, be addressed at the Meeting.

For conference call access, please dial:

1-855-468-0518

Access code: 6851134

For webcast access, please visit:

https://www.icastpro.ca/ebrp200528

Password: brp200528

Following the Meeting, the webcast of the Meeting will also be accessible on the Company’s website at www.brp.com.

In the current context, taking into account the rapidly evolving public health crisis, the Company believes that the Meeting format described above provides a sound and practical approach whereby shareholders will have the ability to attend the Meeting in person or remotely and ask questions to management, while minimizing the health and safety risks to the Company’s directors, officers and stakeholders.

As a shareholder of the Company, it is very important that you read the Circular carefully. The Circular, which may be accessed on the Company’s website at ir.brp.com and under its profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov, contains important information with respect to voting your Shares and the matters to be dealt with at the Meeting. Also enclosed is a form of proxy for the Meeting. The consolidated financial statements of the Company for the fiscal year ended January 31, 2020, together with the notes thereto, the independent auditor’s report thereon and the related management’s discussion and analysis may also be accessed on the Company’s website at ir.brp.com and under its profiles on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

The Company’s board of directors has fixed the close of business on April 15, 2020 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

As a shareholder of the Company, it is very important that you vote your Shares. A shareholder who is unable to be present in person at the Meeting and who wishes to appoint some other person (who need not be a shareholder) to represent him or her at the Meeting may do so by inserting such person’s name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy, and, in either case, by returning the completed form of proxy in the pre-addressed return envelope provided for that purpose to Computershare Investor Services Inc. no later than 11:00 a.m. (Eastern time) on May 26, 2020, or if the Meeting is postponed or adjourned, by no later than 48 hours prior to the time of such postponed or adjourned meeting (excluding Saturdays, Sundays and holidays). Non-registered shareholders should carefully follow the instructions of their intermediaries to ensure that their Shares are voted at the Meeting.

Shareholders are invited to attend the Meeting remotely via live webcast and conference call at 11:00 a.m. (Eastern Time) on May 28, 2020, by following the instructions above, as the Company will also report on its business results for the fiscal year ended January 31, 2020.

Dated at Valcourt, Québec, this 28th day of April, 2020.

By order of the board of directors,

Martin Langelier

Senior Vice-President, General Counsel and Public Affairs